UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

(a) Release of Independent Registered Public Accounting Firm

On August 31, 2023, the audit committee of the board of directors of Lion Group Holdings Ltd (the “Company”) resolved to release UHY LLP (“UHY”) as the Company’s independent registered public accounting firm, effective August 31, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding the release, UHY has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided UHY with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). UHY has provided a letter to us, dated September 6, 2023 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) New independent registered public accounting firm

On August 31, 2023, the Company has engaged HTL International, LLC (“HTL”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023. The decision to engage HTL as the Company’s independent registered public accounting firm was approved by the board of directors of the Company.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with HTL regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by HTL, in either case where written or oral advice provided by HTL would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (No. 333-251127) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

16.1	Letter of UHY LLP dated September 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2023

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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